File No. 70-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM U-1

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Name of company filing this statement and address for purposes of application)

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

(Name of top registered holding company

parent of each applicant or declarant)

Scottish Power plc

(Name and addresses of agents for service)

Ian M. Russell Chief Executive Officer Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK

With copies to:
David T. Nish, Finance Director Andrew Mitchell, Company Secretary James Stanley, Director, Commercial and Legal Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland, UK	M. Douglas Dunn Carla J. Urquhart Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

Defined Terms

1.	AHJV means Alberta Hub Joint Venture.

2.	Applicant means Scottish Power plc.

3.	PacifiCorp means PacifiCorp and its utility divisional structure.

4.	PECL means PacifiCorp Energy Canada, Ltd.

5.	ScottishPower means Scottish Power plc.

6.	ScottishPower System means ScottishPower and all its subsidiary companies.

7.	SPOH means Scottish Power Overseas Holdings Limited.

8.	SPUK means Scottish Power UK plc.

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ITEM 1. DESCRIPTION

     A. General Request and Background

This Application-Declaration seeks approval for the acquisition of SPOH by ScottishPower. SPOH owns all of the outstanding capital stock of PECL, a company incorporated by SPOH under the laws of Alberta, Canada on January 10, 2002. PECL has acquired an ownership interest in the AHJV which owns and operates the Alberta Hub, Canada, natural gas storage facility. Applicant also requests authorization to indirectly acquire, through an acquisition of SPOH, PECL. In addition to the gas storage services, PECL also engages in energy management and optimization activities, including taking physical and financial natural gas positions around storage capacity in the AHJV and other contractual gas storage positions.

ScottishPower, organized in Scotland and the ultimate holding company of the ScottishPower System, was formed following the reorganization of SPUK to facilitate ScottishPower’s November 29, 1999, merger with PacifiCorp, a public utility company as defined under Section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the “Act”). Pursuant to an Amended and Restated Agreement and Plan of Merger, a wholly owned subsidiary of ScottishPower was merged with and into PacifiCorp with PacifiCorp surviving and ScottishPower registered as a holding company as defined in Section 2(a)(7) of the Act. As a result of the merger and subsequent filings with the Commission, ScottishPower became the first foreign registered holding company under the Act, and both it and its subsidiary companies are, accordingly, regulated as members of a registered holding company system. The ScottishPower System continues to have significant energy businesses in the United States and the United Kingdom (“U.K.”), with approximately 5.8 million customers, and annual revenues of approximately $10.7 billion.

     B. Summary of Application

In the instant matter, Applicant seeks authority, to the extent the transactions are not otherwise exempt from the Act, to indirectly acquire, through an acquisition of SPOH, PECL, which has a 57% ownership interest in the AHJV. Utilities, natural gas marketing companies, producers, and end users in Western Canada and the Western U.S. are served by the AHJV. PECL’s business would be an “energy-related” business within Rule 58 if it were located within the U.S. Because some of the activities of PECL are conducted outside of the U.S. Applicants request authority under Sections 9(a) and 10 of the Act for ScottishPower to acquire SPOH, and thereby indirectly acquire PECL.

     C. Discussion

Applicant requests authorization to indirectly acquire, through an acquisition of SPOH, PECL. SPOH was originally incorporated as a private limited holding company under U.K. law on December 21, 2001. SPOH was formed by SPUK, an exempt foreign utility company and a subsidiary of ScottishPower. SPUK was issued 99 shares of interest in SPOH. The remaining share was issued to ScottishPower Investments Limited as nominee for SPUK.

SPOH incorporated PECL on January 10, 2002. SPOH was transferred up to ScottishPower on January 21, 2002. SPOH is currently a direct subsidiary of ScottishPower with ScottishPower possessing 99 of 100 shares in SPOH. The one remaining share in SPOH is held by SPUK as a nominee for ScottishPower.

All of the outstanding capital stock of PECL was issued to SPOH. As such, under the new structure SPOH would be the direct subsidiary of ScottishPower, with PECL a direct subsidiary of SPOH. PECL has a 57% ownership interest in the AHJV, which was formed to construct and operate a 40 bcf natural gas storage facility in Alberta, Canada. The Alberta gas storage facility services customers in Western Canada and the Western United States.

But for being conducted in part outside the United States, PECL’s activities would be an “energy-related” business, and would constitute Rule 58 exempt activities. Accordingly, if PacifiCorp had acquired PECL directly, the entire transaction would have qualified for exemption under Rule 58. Applicant submits that there should be no difference in policy merely because PECL’s activities are conducted both in Canada and the U.S. Utilities, natural gas marketing companies, producers, and end users in Western Canada and the Western U.S. are served by the AHJV. However, because some of PECL’s activities are conducted outside of the U.S., Applicant requests authority under Sections 9(a) and 10 for ScottishPower to acquire SPOH, and thereby indirectly acquire PECL.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transactions is set forth below:

Counsel Fees	$ to be filed by amendment
Total	$ to be filed by amendment

ITEM 3. APPLICABLE STATUTORY PROVISIONS

Sections 9(a) and 10 are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

ITEM 4. REGULATORY APPROVALS

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No state or U.S. federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.

ITEM 5. PROCEDURE

Applicant requests that the Commission publish the public notice with respect to this application on or before July 30, 2004, and issue its order permitting this application to become effective as soon as practicable thereafter.

Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waives a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

        Exhibits

A	Articles and Memorandum of Association of ScottishPower (filed with the Commission on May 6, 1999 - File No. 333-77877).

B	Inapplicable

C	Inapplicable

D	Inapplicable

E	Inapplicable

F-1.1	Opinion of counsel (to be filed by amendment)

F-1.2	Past-tense opinion of counsel (to be filed by amendment)

G	Proposed Form of Notice

ITEM	7. STATEMENT AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application-Declaration involves a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application-Declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicant is not aware of any federal

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agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application-Declaration.

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Application-Declaration to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 30th day of June, 2004.

Scottish Power plc

By /S/  JAMES STANLEY

    James Stanley

    Director, Commercial and Legal

Attest:

/S/  DONALD MCPHERSON

Donald McPherson

Assistant Secretary

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application-Declaration dated June 30, 2004, for and on behalf of ScottishPower; that he is the Director, Commercial and Legal, of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

     /S/  JAMES STANLEY

    James Stanley

    Director, Commercial and Legal

Subscribed and sworn to before me

this 30th day of June, 2004.

/S/  DONALD MCPHERSON

My commission expires: N/A

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Exhibit G

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-            )

Filings under the Public Utility Holding Company Act of 1935, as amended (“Act”)

            , 2004

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by             , 2004 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After             , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Scottish Power plc, et. al. (70-            )

Scottish Power plc (“ScottishPower”) located at 1 Atlantic Quay, Glasgow G2 8SP Scotland UK a holding company registered under the Public Utility Holding Act of 1935 (“Act”), has filed an application-declaration under Sections 9(a), and 10 of the Act.

Applicant seeks authority, to the extent the transactions are not otherwise exempt from the Act, for the following transaction:

Scottish Power plc (“ScottishPower”) to indirectly acquire, through an acquisition of Scottish Power Overseas Holdings Limited (“SPOH”), PacifiCorp Energy Canada, Ltd. (“PECL”) which has a 57% ownership interest in the Alberta Hub Joint Venture, which was formed to construct and operate a 40 bcf natural gas storage facility in Alberta, Canada. The Alberta gas storage facility services customers in Western Canada and the Western United States. Applicant requests exemption for activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities. Applicant requests authority under Sections 9(a) and 10 of the Act for ScottishPower to acquire SPOH, and thereby indirectly acquire PECL.

The application-declaration and any amendments thereto are available for public inspection through the Commission’s office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by             , 2004 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of Service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered and will receive a copy of any notice or order issued in this manner. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz

Secretary

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